NO ACT

PE
12-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10010631

Received SEC
FEB 02 2010
Washington, DC 20549

February 2, 2010

Frances S. Chang
Pacific Gas and Electric Company
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-02-2010

Re: PG&E Corporation
Incoming letter dated December 21, 2009

Dear Ms. Chang:

This is in response to your letter dated December 21, 2009 concerning the shareholder proposal submitted to PG&E by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding to the extent permitted by law.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

/s/ Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Pacific Gas and Electric Company®

Frances S. Chang
Attorney

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax 415.817.8225
fsc5@pge.com

December 21, 2009

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: PG&E Corporation - Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling - Proposal from Mr. Nick Rossi

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to:

- exclude a shareholder proposal (with the supporting statement, the "Proposal") from the proxy materials for PG&E Corporation's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") under Rule 14a-8(i)(10) because the Proposal is substantially implemented; or

- if the Proposal is included in the 2010 Proxy Materials, amend the Proposal to delete certain false and misleading statements, pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

The Proposal was submitted by Mr. John Chevedden (the "Proponent") who is the authorized representative of Mr. Nick Rossi, a shareholder who is qualified to submit a proposal pursuant to Rule 14a-8 (the "Shareholder"). PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation takes the actions described above with respect to the Proposal and the Corporation's 2010 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and any attachments is being provided to the Proponent and the Shareholder.[1] The letter informs the Proponent and the Shareholder of PG&E Corporation's intention to omit the Proposal from its 2010 Proxy Materials or, if the

---

1 Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

Proposal is included in the 2010 Proxy Materials, to delete certain statements from the Proposal. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2010 Proxy Materials with the Commission.

I. BACKGROUND

A. The Proposal

PG&E Corporation received the Proposal on November 27, 2009. A copy of the Proposal and correspondence related to the Proposal is attached to this letter as Exhibit A. The Proposal requests the following:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law. On August 7, 2007 our board eliminated our ability as shareholder to act by written consent.

B. PG&E Corporation's Shareholders' Existing Rights to Take Action By Written Consent

Section 603 of the California Corporations Code provides shareholders of California corporations (such as PG&E Corporation) with the right to take action by written consent. Section 603 reads as follows:

> (a) Unless otherwise provided in the articles, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, as specified in Section 195, setting forth the action so taken, shall be provided by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted.

Since 1999, the PG&E Corporation Bylaws also have specifically acknowledged and provided for shareholders' right to take action by written consent. Specifically, Article I, section 5 provides as follows:

> 5. **Shareholder Action by Written Consent.** Subject to Section 603 of the California Corporations Code, any action which, under any provision of the California Corporation's Code, may be taken at an annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Because PG&E Corporation has eliminated all super-majority vote provisions (in response to a prior shareholder proposal submitted by a shareholder that Mr. Chevedden represented), the current approval standard for a PG&E Corporation shareholder action by written consent is effectively the same as the standard set forth in the Proposal.

C. Communications with Proponent

On December 9, 2009, Mr. David Kelly from PG&E Corporation's Corporate Secretary's Office contacted Mr. Chevedden to explain the state law requirements applicable to PG&E Corporation and the Corporation's existing governance provisions granting shareholders a right to take action by written consent. Mr. Kelly also provided Mr. Chevedden with additional information regarding the requirements in the Corporation's Bylaws and suggested that Mr. Chevedden may wish to withdraw the Proposal. To date, Mr. Chevedden has not indicated that he will withdraw the Proposal.

The Corporation is submitting this request for a No-Action Letter but will promptly withdraw this request if Mr. Chevedden informs the Corporation that he is withdrawing the Proposal.

II. REASONS FOR EXCLUSION

A. California State Law and PG&E Corporation Bylaws Already Provide Shareholders with the Requested Right to Take Action by Written Consent. The Proposal Has Been Substantially Implemented and May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See SEC Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i) (10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *SEC Release 34-20091* (Aug. 16, 1983) (discussing Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3)).

As noted above in section I.B., shareholders of PG&E Corporation already have the right to take action by written consent. Both the Proposal and the Corporation's governing documents provide that any action by written consent shall be effective only if approved by a majority of the shares outstanding. This right also is afforded to shareholders under California state corporate law.

Because the Proposal's request is already implemented by applicable California state law and has been explicitly provided for in the PG&E Corporation Bylaws since 1999, PG&E Corporation believes that the Proposal is substantially implemented and can be excluded from the 2010 Proxy Materials, as provided in Rule 14a-8(i)(10).

B. The Proposal Contains a False Statement, in Violation of Rule 14a-8(i)(3) and Rule 14a-9.

If the Staff does not concur that PG&E Corporation may exclude the entire Proposal, it should not object if the Corporation excludes a portion of the "RESOLVED" clause as false and misleading. The statement is as follows:

> "On August 7, 2007 our board eliminated our ability as shareholder to act by written consent."

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. Proxy Rule 14a-9 provides that no proxy solicitation shall be made by means of a proxy statement (among other things) containing any statement that is false or misleading with respect to any material fact.

The statement noted above is incorrect. The Corporation has never taken action to remove shareholders' right to take action by written consent and would not be able to do so under California law. Further, the Corporation's governing documents have specifically provided shareholders with the right to take action by written consent since 1999.

Staff Legal Bulletin No. 14B (Sept. 15, 2004), which clarifies the Staff's views on the application of Rule 14a-8(i)(3), specifically states that exclusion of a supporting statement may be appropriate where a factual statement is materially false or misleading. Although the statement at issue is in the "RESOLVED" clause rather than the supporting statement, it should be equally – if not more – important to remove false statements from the actual shareholder proposal. Accordingly, this sentence in the shareholders' proposal should be deleted, pursuant to Rule 14a-8(i)(3).

III. CONCLUSION

As discussed above, the Proposal has been substantially implemented by provisions in state law and PG&E Corporation's Bylaws. As a result, and based on the facts and the no-action letter precedent discussed above, PG&E Corporation intends to exclude the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(10). If the SEC Staff does not agree that the Proposal may be omitted from the 2010 Proxy Materials, then PG&E Corporation intends to omit certain portions of the Proposal described above, in reliance on Rule 14a-8(i)(3). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2010 Proxy Materials or, if appropriate, deletes certain sentences in the Proposal, in reliance on the aforementioned rules.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com and by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward a copy of the letter to the Proponent.

Please confirm this filing by replying to the e-mail message transmitting this letter.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang

cc: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Nick Rossi (via U.S. mail)

Attachments: Exhibit A

Exhibit A

FISMA & OMB Memorandum M-07-16

Mr. Peter A. Darbee
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Dear Mr. Darbee,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

[signature]

Rule 14a-8 Proposal Proponent since the 1980s

10/5/09

cc: Linda Y.H. Cheng <CorporateSecretary@pge-corp.com>
Corporate Secretary
FX: 415-267-7268
Frances Chang <Frances.Chang@pge-corp.com>
David Kelly <David.Kelly@pge-corp.com>

[PCG: Rule 14a-8 Proposal, November 27, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law. On August 7, 2007 our board eliminated our ability as shareholder to act by written consent.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

Our board was the only significant directorship for five of our directors: Lee Cox, David Andrews, Forrest Miller, Lewis Chew and Richard Meserve. This could indicate a significant lack of current transferable director experience for the near majority of our directors.

Lee Cox (our Lead Director no less), Barry Lawson Williams and David Andrews were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement the PG&E bankruptcy filing. Yet these directors were still assigned to five seats on our most important board committees, including one-half of our executive pay committee. Our executive pay committee approved our executive performance share plan which gave executives more than 50% of the target award for a relative Total Shareholder Return performance below the median of our company's peers. Our executive pay committee also approved giving our CEO Peter Darbee many years of "additional credited" service beyond his actual service to inflate his pension.

At least PG&E will give shareholders the opportunity for an advisory vote on executive pay (say on pay) starting at its 2010 annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

PG&E Corporation

Linda Y.H. Cheng
Vice President
Corporate Governance
and Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax 415.267.7260

December 4, 2009

VIA E-MAIL ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on November 27, 2009 of a shareholder proposal and supporting statement (the "Proposal") dated November 27, 2009, submitted by Mr. Nick Rossi for consideration at PG&E Corporation's 2010 annual meeting. The submission contained a legal proxy dated October 5, 2009, appointing you to represent Mr. Nick Rossi and the Proposal. As noted in Mr. Rossi's submission, he has not yet submitted confirmation from his broker regarding the number of shares of PG&E Corporation common stock that he owns.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities verifying that, at the time of submission, the shareholder continuously held the required securities for at least one year or (2) submitting to the company appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments, demonstrating that the shareholder held the required number of shares.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

Mr. John Chevedden
December 4, 2009
Page 2

If the Corporation does not receive the confirmation of ownership from Mr. Rossi within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2010 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the eligibility requirements noted above, this letter does not address whether the Proposal could be omitted from the Corporation's proxy statement on other grounds. If within the 14-day timeframe you adequately correct the eligibility defect described above, the Corporation reserves the right to omit the Proposal if a valid basis for such action exists.

Sincerely,

Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

cc: Nick Rossi

Kelly, Dave (Corp Sec)

From: olmsted***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 04, 2009 6:59 PM
To: David Kelly
Cc: Frances Chang
Subject: Rule 14a-8 Broker Letter-(PCG)
Attachments: CCE00014.pdf

Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: Nick Rossi

Kelly, Dave (Corp Sec)

From: Kelly, Dave (Corp Sec)
Sent: Wednesday, December 09, 2009 11:46 AM
To: olmsted; David Kelly
Cc: Frances Chang
Subject: RE: Rule 14a-8 Broker Letter-(PCG)

Mr. Chevedden,

Please see Article I, Number 5 in the Bylaws of PG&E Corporation for the section which provides shareholders with the right to take action by written consent. The Bylaws are available on the company's website at:

http://www.pgecorp.com/aboutus/corp_gov/

After you have had a chance to review the Bylaws, please let me know if you are willing to withdraw the proposal.

Thank you.

Dave

David M. Kelly
Director - Operations
Office of the Corporate Secretary
Tel: 415.817.8282
Fax: 415.267.7268

From: olmsted ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 04, 2009 6:59 PM
To: David Kelly
Cc: Frances Chang
Subject: Rule 14a-8 Broker Letter-(PCG)

Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: Nick Rossi